SEWARD & KISSEL LLP
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New York, New York 10004
Telephone: (212) 574-1598
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www.sewkis.com

January 9, 2017

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention: Mr. Emerson S. Davis

Re:	AB Bond Fund, Inc., et al., File No. 812-14677

Dear Mr. Davis:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the above-referenced application for an order (i) under section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 18(f) and 21(b) of the 1940 Act; (ii) under Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; and (iii) under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act and Rule 17d-1 under the 1940 Act (the "Application").  The Staff's comments, as provided in its letter dated November 14, 2016, and our responses thereto follow below. Capitalized terms have the same meaning as defined in the Application unless otherwise indicated.

Comment 1:          Please add the file number 812-14677 to the cover and first pages of the Application.

Response 1:          The file number has been inserted.

Comment 2:          The Federal Reserve Board's Regulation U (12 CFR Part 221) regulates extensions of credit made by certain types of lenders (including investment companies) for the purpose of purchasing "margin stock," as that term is defined by the rule. Please insert the following in an appropriate place in the application: "Applicants acknowledge that the issuance of Interfund Loans may be subject to other regulatory requirements in addition to the 1940 Act, including the Federal Reserve Board's Regulation U. Applicants will comply with any such requirements, to the extent applicable."

In addition, supplementally, please explain how loans issued under the interfund lending program would be treated for purposes of Regulation U.

Response 2:          The following sentences have been added to the second to last paragraph on page 5 of the Application:

Applicants acknowledge that the issuance of InterFund Loans may be subject to other regulatory requirements in addition to the 1940 Act, including the Federal Reserve Board's Regulation U. Applicants intend to comply with any such requirements, to the extent applicable.

Applicants understand that, absent an exemption or exception, and despite the limited purposes for which the loans may be used under the InterFund Lending Program, the loans could be considered purpose credit for purposes of Regulation U.

Comment 3:          Supplementally, please explain the amounts that are included in a lending Fund's uninvested cash reserves. In particular, if the Funds participate in securities lending, please explain (i) if cash collateral from securities lending is included in a lending Fund's uninvested cash, and (ii) whether a Fund may invest its cash collateral in a lending Fund (i.e., buy shares of the lending fund using such cash collateral).

Response 3:          Applicants expect that a Fund will invest any cash collateral from securities lending activities in shares of affiliated money market funds, as disclosed in the Fund's Prospectus and/or Statement of Additional Information, and do not expect to lend the cash collateral to a borrowing Fund.

Comment 4:          On page 4, in the first paragraph, after "successor," please restore footnote 1 found in the precedent.

Response 4:          The footnote has been added.

Comment 5:          On page 4, footnote 2, please revise the second sentence to say "In addition, the closed-end Funds will not participate as borrowers under the InterFund Lending Program."

Response 5:          The footnote has been revised in response to this comment.

Comment 6:          On page 7, second paragraph, please revise the second sentence to state "However, the closed-end Funds will not and Money Market Funds typically would not participate as borrowers under the InterFund Lending Program, but may do so if it is determined to be in the best interests of such Money Market Funds by the Adviser and its respective portfolio manager(s)."

Response 6:          The above-referenced sentence above has been revised in response to this comment.

Comment 7:          On page 7, third paragraph, third sentence, please reinsert "with this rate" after "would vary".

Response 7:          The requested revision has been made.

Comment 8:          On page 12, please revise condition 12 as follows:

The InterFund Lending Program Administration Group will calculate total Fund borrowing and lending demand through the InterFund Lending Program, and allocate InterFund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager. All allocations will require the approval of at least one member of the InterFund Lending Program Administration Group who is a high level employee. The InterFund Lending Program Administration Group will not solicit cash for the InterFund Lending Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. After the InterFund Lending Program Administration Group has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager(s) or such remaining amounts will be invested directly by the portfolio managers of the Funds.

Response 8:         The requested revision has been made.

Comment 9:         On pages 14, 15 and 17, for consistency, please use the defined term "Independent Director/Trustees" when discussing "Independent Directors" or "Independent Board Members."

Response 9:         The requested revisions have been made.

Comment 10:       On page 16, in the fourth sentence of the third paragraph, please delete "that is not a member of the InterFund Lending Program Administration Group." In addition, please insert before the last sentence the following sentence: "All allocations made by the InterFund Lending Administration Group will require the approval of at least one member of the InterFund Lending Program Administration Group who is a high level employee."

Response 10:       The requested revisions have been made.

Comment 11:       On page 17, in the last sentence of the last paragraph, please replace "include disclosure" with "disclose all material information."

Response 11:       The requested revision has been made.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number indicated above.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer